[redacted]

08002940

RECEIVED
2008 JUN -2 A 9:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.3

Appendix 3Z

Atlas Pacific Ltd

SEC FILE #82-1852

Final Director's Interest Notice

SUPPL

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity	~~ATLAS SOUTH SEA PEARL LIMITED~~
ABN	32 009 220 053

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	STEPHEN JOHN ARROW
Date of last notice	26TH MAY 2008
Date that director ceased to be director	28TH MAY 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

PROCESSED
JUN 02 2008
THOMSON REUTERS

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
ARROW PEARL COMPANY PTY LTD	**1,701,807 ORDINARY SHARES**

dw 6/2

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	Mr S Arrow is a director of Arrow Pearl Company Pty Ltd which provides services to Atlas South Sea Pearl Ltd in the form of training for seeding technicians. For this, Arrow Pearl Company Pty Ltd receives a royalty based on the number of oysters that are seeded by Arrow trained technicians. This royalty agreement ceases on 3rd March 2009.
Nature of interest	Director of company with a notifiable interest – Arrow Pearl Company Pty Ltd
Name of registered holder (if issued securities)	Arrow Pearl Company Pty Ltd
No. and class of securities to which interest relates	1,701,807 ORDINARY SHARES

SIMON ADAMS
Company Secretary

30th May 2008

+ See chapter 19 for defined terms.

END